March 6, 2008

Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	LeCroy Corporation

Form 10-K for the fiscal year ended June 30, 2007

Filed September 13, 2007

File No. 000-26634

Dear Mr. Webb:

On behalf of LeCroy Corporation (the “Company”), please find for review by the Securities and Exchange Commission (the “Commission”) response to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated February 22, 2008 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in italicized, bold type and is followed by the Company’s response.

Form 10-K for the year ended June 30, 2007

1.	Summary of Significant Accounting Policies, page 59

Fiscal Year Ending Dates, Page 59

1.	We note that although your fiscal years ended on June 30, 2007, July 1, 2006 and July 2, 2005, you present consolidated balance sheets as of June 30, 2007 and 2006 and statements of operations for the periods ended June 30, 2007, 2006 and 2005 for ease of presentation.

•	Tell us why management believes such presentation is appropriate.

•

Please have auditors explain why they believe that the audit reports, opining on consolidated balance sheet dated June 30, 2006 and statements of operations and cash flows for each of the years in the period ended June 30, 2006 and 2005, although the actual periods apparently ended on different days, are appropriate and comply with Article 2 of Regulation S-X and PCAOB standards.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

Revise future filings to include financial statements as of and for the periods ended on your actual fiscal year end date.

Since the Company’s initial public offering, the Company has consistently utilized the June 30 year-end date and provided a similar footnote providing the actual year-end date. The U.S. parent company, LeCroy Corporation, has a fiscal year ending on the Saturday closest to June 30; however, the majority of the Company’s foreign subsidiaries have a June 30 fiscal year-end.

The Company’s objective was intended to increase the usefulness of financial information to investors by presenting a consistent date, including the number of weeks in the applicable year in an attempt to reduce the complexity associated with the Company’s financial statements and to facilitate communications and expectations of analysts and investors.

Since a significant portion of the Company’s business is conducted by subsidiaries with a June 30 fiscal year-end, we respectfully request that the Staff reconsider allowing the Company to continue to reflect, in future filings, the June 30 year-end date. The Company would revise and expand our accounting policy as follows:

Fiscal Year Ending Dates

The Company’s fiscal year ends on the Saturday closest to June 30 (June 30, 2007, July 1, 2006 and July 2, 2005). Fiscal years 2007 and 2006 represented 52-week periods and fiscal year 2005 represented a 53-week period. The majority of the Company’s foreign subsidiaries have a June 30 fiscal year-end. For clarity of presentation, the consolidated financial statement year-end references are stated as June 30.

Based on our discussions with our auditors, KPMG LLP, their audit report cited the same dates that were used in the titles of our consolidated financial statements to ensure a consistency of dates between the audit report and the consolidated financial statements. KPMG LLP did not object to our presentation since the actual year-end dates were sufficiently disclosed in the notes to the consolidated financial statements and this presentation has been consistent.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

Goodwill, page 63

2.	We note that you assessed goodwill impairment by applying a fair value-based test using the company’s market capitalization and determined that there had been no impairment. Please respond to the following:

•

Because your goodwill represents more that 45% of your total assets at June 30, 2007, please explain to us about your value-based test using the company’s market capitalization in greater detail. In your explanation include the market capitalization amount that you used and the source of all acquired information used to determine the amount.

•	In this regard, please explain to us how you considered the recent trend of your company’s market capitalization since the end of fiscal year 2007 in your goodwill impairment testing.

The Company follows the provisions of SFAS No. 142 in accounting for its goodwill. The Company’s annual impairment test is conducted effective June 30th and is evaluated between annual tests upon the occurrence of certain trigger events. Management begins its fair value analysis with an evaluation of the Company’s market capitalization.

As our shares are very thinly traded and the majority of our outstanding shares are owned by a half-dozen funds and LeCroy management, we believe that an analysis of LeCroy’s fair value may include valuation techniques in addition to the overall market capitalization. This is in accordance with paragraph 23 of SFAS No. 142 which states that “the quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization.”

The initial step consists of estimating the fair value of our aggregated reporting unit using a one year average, as reflected on NASDAQ National Market, value of our common stock at June 30, multiplied by the number of outstanding common shares (market capitalization). We then add an implied control premium, as if the Company was to be acquired by a single stockholder.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

Using a one year daily average of the Company’s closing stock prices, as traded on the NASDAQ National Market, of $10.90 per share, multiplied by common stock outstanding at June 30, 2007 of 12,342,809 shares; management estimated the fair value of the Company, before control premium, at approximately $134.5 million. This fair value before control premium was compared to the Company’s carrying amount of $112.7 million, including goodwill, as of June 30, 2007 to establish that no impairment of the Company’s recorded goodwill existed. Here, since the fair value before control premium exceeded the carrying value, a control premium was not applied to the valuation calculation, as it was not necessary, even though we believe that the control premium is reasonable to give effect to the additional benefits a purchaser would derive from control of the Company.

Since the period from the filing of our fiscal 2007 Form 10-K we have periodically analyzed whether any indicators of impairment had occurred, including the recent decline in stock price. As part of the periodic analyses, we updated the estimated fair value of the Company, including an implied control premium. These tests resulted in no impairment to our goodwill balance.

In future filings we will revise and expand the accounting policy to better explain how goodwill is tested for impairment and how the Company determines the amount, if any, of impairment charge recorded.

Comprehensive (Loss) Income, page 65

3.	We note that your comprehensive (loss) income includes unrealized gains and losses on marketable securities classified as available-for-sale. Please explain to us where on the balance sheets you recorded the referenced marketable securities and where on the statements of stockholders’ equity you showed the unrealized gains and losses on marketable securities. Also explain to us what type of marketable securities you have and how they were valued. Finally, provide the disclosures required by paragraphs 19 to 22 of SFAS 115 in future filings.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

As of June 30, 2004 the Company had Marketable Securities, which consisted of investments in debt securities, that were classified as available for sale and reported at fair market value based on quoted market prices. Unrealized gains and losses, net of taxes, were reported in Comprehensive (Loss) Income. The Marketable Securities were sold in fiscal year 2005. Since then, the Company has not owned Marketable Securities.

Reflected in the Company’s fiscal 2007 Consolidated Statements of Stockholders’ Equity, page 57, for fiscal year 2005, there was a reclassification adjustment, net of tax, for a loss on marketable securities included in net income of $20,000. This reclassification adjustment is in accordance with paragraph 18 of SFAS No. 130.

The Company will include disclosure required by paragraph 19 to 22 of SFAS No. 115 in future filings, when applicable.

3.	Catalyst Acquisition, page 69

4.	We note you recorded the combined amount of approximately $104 million of goodwill as a result of your acquisitions of Catalyst and CATC and the goodwill recorded appears to be significant to your total assets. However, we note your description of the factors that contributed to a purchase price that results in recognition of goodwill for both acquisitions are identical and not very helpful to the readers of your financial statements. Refer to paragraph 51 (b) of SFAS 141 and explain to us the factors that contributed to a purchase price that results in recognition of goodwill in greater detail. Please expand the disclosures related to this matter in future filings.

The Company completed the acquisition of its two complementary protocol businesses, CATC, on October 29, 2004 and Catalyst, on October 2, 2006. These acquisitions were completed because of their strategic fit with the Company’s existing business and because they were of such a nature and size as to establish new products for growth of the Company. Each of the acquisitions resulted in the recognition of goodwill in the Company’s consolidated financial statements. This goodwill arose because the purchase prices for these businesses reflect a number of factors, including the future earnings and cash flow potential of these products and the multiple to earnings, cash flow and other factors at which similar businesses have been purchased by other acquirers.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

The primary contributors to the CATC goodwill, included, (i) substantial revenue potential, due to synergies in geographic and end-market opportunities; (ii) synergy benefits derived through the termination of costly third party distributors, using a direct sales model, leveraging an existing LeCroy worldwide sales-force and customer support infrastructure; (iii) access to an expanded base of industry knowledge and workforce expertise; (iv) the resulting synergies CATC brings to existing operations, particularly the ability to capitalize on growing serial data test application standards; and (v) immediate savings in general and administrative expenses due to elimination of CATC’s public company costs.

The primary contributors to the Catalyst goodwill, included, (i) substantial revenue benefits due to synergies in product offerings and platforms between the Catalyst and CATC product portfolio; (ii) expanded base of industry knowledge;

(iii) economies of scale benefits for the protocol products and the complementary strategic fit with the CATC products, including the expansion of protocol products; and (iv) opportunity to further strengthen direct sales model with Catalyst’s already experienced sales team.

In future filings we will revise and expand disclosure consistent with the above to better highlight these factors which contributed to the goodwill for each respective acquisition.

4.	Restructuring and Related Asset Impairment, page 71

5.	It appears that you have recorded charges associated with restructuring activities in each fiscal year you presented in this filing as well as in the first quarter of fiscal year 2008. If that is true, please respond to the following:

•

Note that SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination. Further, a restructuring is defined as a program that materially changes the scope of a business or the manner in which that business is conducted. Refer to paragraph 2 of SFAS 146, explain to us and revise your disclosure in future filings to clarify why your accounting for restructuring charges is within the scope of SFAS 146.

•

Revise your disclosure in future filings to expand the description of all material exit or disposal activities, including the facts and circumstances leading to the expected activity. Refer to paragraph 20 of SFAS 146.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

•

Finally, your Management’s Discussion and Analysis about your restructuring plan should be more helpful to the readers of your financial statements to understand your plan. To be more helpful to the readers, in future filings please provide more detailed discussion including, but not limited to, the overall strategy, the objective behind your restructuring plan, the duration of the plan and how each of your restructuring charges fit into your overall plan.

In response to the Staff’s comment, the Company reviewed the activities and recognize that the majority of the charges, other than for those actions taken in the fourth quarter of fiscal 2007 and 2005, were for business realignment initiatives to improve our cost structure, and have been accounted for in accordance with SFAS Nos. 144, 112, or 88, when applicable.

While the accounting for each of the events was in accordance with the appropriate accounting literature, we recognize that the use of the term “restructuring” in the footnote title may be confusing to the reader of our financial statements. As such, in future filings, we respectfully suggest re-labeling the footnote caption to “Business Realignment, Restructuring Initiatives, and Related Asset Impairments”, so that we may disclose not only SFAS No. 146 restructurings activities but also other business realignment activities. Moreover, we respectfully submit the inclusion of a new note in the Company’s “Summary of Significant Accounting Policies”, to provide a description of our accounting policies for these types of charges, with reference to the appropriate accounting literature.

The following is an illustration of our proposed Significant Account Policy:

Business Realignment and Related Asset Impairment Costs

We record realignment charges related to workforce reductions in accordance with SFAS No. 112, “Employer’s Accounting for Postemployment Benefits” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” Pursuant to SFAS No. 112, costs related to employee severance are recorded when probable and estimable in accordance with our ongoing severance policy. SFAS No. 88, paragraph 15, provides that contractual termination benefits are recorded when it is probable and estimable. Charges for the impairment of long-lived assets are recognized in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which establishes a single accounting model for the impairment of long-lived assets, as described in our policy called “Impairment of Long-Lived Assets and Acquired Intangible Assets.”

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

Restructuring Charges

We record restructuring costs in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which requires that a liability for charges associated with an exit or disposal activity be measured and recognized initially at fair value only when the liability is incurred. Related to restructuring (exit) activities, we may also have involuntary terminations that are accounted for under SFAS No. 112 or SFAS No. 88 as applicable, or under SFAS No. 146 if the severance and related costs are considered to be a one-time benefit arrangement outside of our ongoing severance policy.

The following is an illustration of our proposed footnote 4:

Business Realignment, Restructuring Initiatives, and Related Asset Impairments

Fiscal 2007 Restructuring Initiatives:

In the fourth quarter of fiscal 2007, as a result of local economic conditions in Japan, we changed our Japan sales strategy and approved a restructuring plan related to our Japanese operations which resulted in the closure of certain office facilities in Japan, which included lease termination costs. As a result of the office closures, we also had headcount reductions of four employees or 0.9% of the workforce as compared to June 30, 2006. As a result, we recorded severance and related expenses, of approximately $0.1 million, and facility closure costs of approximately $0.2 million. As of June 30, 2007, approximately $8,000 has been paid in cash and approximately $0.2 million remains in Accrued expenses and other current liabilities on the Consolidated Balance Sheet. Severance and other related amounts under this plan are estimated to be paid by the end of the second quarter of fiscal 2008.

Fiscal 2007 Business Realignment Initiatives:

In the fourth quarter of fiscal 2007, an intangible asset failed the impairment test due to a change in the Company’s product strategy and, accordingly, the Company took a $0.3 million non-cash charge to Cost of revenues for the impairment.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

In the third quarter of fiscal 2007, prompted by the acquisition of Catalyst, we evaluated certain business processes and staffing requirements. As a result, we recorded severance and related expenses, of approximately $1.6 million. The implementation of this plan resulted in headcount reductions of 33 employees or 7.2% of the workforce as compared to June 30, 2006. As of June 30, 2007, approximately $0.8 million has been paid in cash and approximately $0.7 million remains in Accrued expenses and other current liabilities, and approximately $0.1 million remains in Deferred revenue and other non-current liabilities on the Consolidated Balance Sheet. Severance and other related amounts under this plan are estimated to be paid by the end of the first quarter of fiscal 2009.

In the second quarter of fiscal 2007, as a result of a change in the Company’s organization stemming from the Catalyst acquisition, the Company recorded severance and related expenses of approximately $0.4 million. The implementation of this plan resulted in headcount reductions of eleven employees or 2.4% of the workforce as compared to June 30, 2006. Severance and other related amounts under this plan were fully paid by the end of fiscal 2007.

Fiscal 2006 Business Realignment Initiatives:

During the fourth quarter of fiscal 2006, the Company realigned some of its business processes and as a result, incurred severance and related expenses of approximately $0.4 million. The implementation of this plan resulted in headcount reductions of sixteen employees or 3.5% of the workforce as compared to June 30, 2005. As of June 30, 2007, severance and other related amounts under this plan were fully paid.

Fiscal 2005 Restructuring Initiatives:

During the fourth quarter of fiscal 2005, the Company restructured several of its business processes, which included changes in management structure, and closing of its Hong Kong sales office. As a result, the Company incurred expenses of approximately $1.0 million, consisting of $0.7 million of severance and related expenses and $0.3 million of facility closure expenses which included lease termination costs and asset write-downs. As of June 30, 2007, severance and other related amounts under this plan were fully paid and assets have been written-off.

Fiscal 2005 Business Realignment Initiatives:

During the second quarter of fiscal 2005, after the CATC Merger, the Company adopted a plan to realign its organization and refine its product strategy. In connection with the adoption of this initiative, the Company recorded a charge for severance and related expenses in fiscal 2005 of approximately $0.6 million. The implementation of this plan resulted in

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

headcount reductions of six employees or approximately 2% of the workforce as compared to June 30, 2004. As of June 30, 2007, severance and other related amounts under this plan were fully paid. Additionally, as a result of a change in the Company’s organization stemming from the CATC Merger and a subsequent change in the Company’s low to mid-range oscilloscope manufacturing strategy, the Company took a $1.5 million non-cash charge to Cost of revenues for the impairment of a related intangible asset.

The below table summarizes our business realignment and restructuring charges as well as the related asset impairment for the fiscal years ended June 30, 2007, 2006 and 2005 (in thousands):

	Fiscal Year
	2007	2006	2005
Charges for:
Impaired intangible assets	$250	$—	$1,500
Service center closure	—	—	59
Severance and related costs	358	77	18

Cost of revenues	$608	$77	$1,577

Charges for:
Severance and related costs	$467	$127	$77

Research and development	$467	$127	$77

Charges for:
Severance and related costs	$1,248	$176	$1,328
Facility closure	156	—	171

Selling, general and administrative	$1,404	$176	$1,499

These business realignment and restructuring charges represent our best efforts to respond to the current demands in our industry. However, these and future cost reductions, or other benefits expected from these activities, may be insufficient to align our operations with customer demand and the changes affecting our industry, or may be more costly or extensive than currently anticipated.

The Company will expand its current disclosure in future filings of all material exit or disposal activities, including the facts and circumstances leading to each of the activities.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

The Company will also expand its disclosure, in all future filings, of these events in its Management Discussion and Analysis by addressing overall strategy, objectives behind restructuring plans or other business realignment activities, duration of plans and how each fit into our overall plan.

13.	Long Term Debt and Capital Leases, page 78

6.	We note that on October 12, 2006 you issued $72.0 million in convertible senior subordinated notes and determined the conversion feature should be classified as equity under your evaluation in accordance with EITF 00-19. Please explain to us about the terms of the conversion feature in greater detail and provide us with your analysis as to why equity classification of the conversion feature is appropriate. Please cite the accounting literature that supports your conclusions.

The Company issued $72 million of 4% convertible senior unsecured Notes, maturing October 15, 2026 (the “Notes”). The Notes were issued at 100% of their face value. The Notes are contingently convertible with a conversion price of approximately $14.55 per share (68.7285 shares per $1,000 of Notes), which was 125% of the closing price of LeCroy stock on the pricing date, October 5, 2006.

The Notes may be converted by the holder in the following cases:

1) During any calendar quarter beginning after December 31, 2006 (and only during such calendar quarter), if the closing price of the common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the previous fiscal quarter is equal to or exceeds 120% of the conversion price per share (market trigger);

2) If the trading price of the Notes falls below a specified threshold. Specifically, during any five business days immediately following any ten consecutive trading-day period in which the trading price per note for each day of that period was less than 98% of the product of the closing price of the common stock and the conversion rate of the Notes on each such day (parity provision);

3) If specified distributions to holders of LeCroy common stock occur, including a distribution to holders of common stock of: (i) rights or warrants entitling holders to purchase common stock at less than the then-current market price, or of (ii) LeCroy assets, debt securities, or rights to purchase LeCroy securities, which distribution has a per-share value exceeding a certain percentage of the then-current share price;

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

4) At any date within ten trading days before the anticipated effective date of any “designated event,” defined as a change in control or a termination of trading.

5) Holders may surrender their Notes for conversion if LeCroy calls the Notes for redemption until the close of business on the day immediately preceding the redemption date.

6) Holders may surrender their Notes for conversion at any time during the one-month period from September 15, 2026 until, but excluding, the maturity date.

As this instrument is considered a hybrid instrument, we considered paragraph 12 of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”; which indicates that contracts that do not meet the definition of a standalone derivative may contain embedded derivatives. An embedded derivative should be bifurcated from the host contract and accounted for as a separate derivative instrument if all of the following criteria are met:

a) The economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract. Paragraph 61(k) of SFAS No. 133 indicates that the changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related to the debt host. As we believe the conversion right represents equity risk and the host instrument is debt, this criterion is met.

b) The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings. This criterion is met, as the Notes were initially recorded as a liability, and changes in their fair value will not be reported in earnings.

c) A separate instrument with the same terms would, pursuant to paragraphs 6-11 of SFAS No. 133, be a derivative instrument. Further, paragraph 199 of SFAS No. 133 indicates that the conversion feature of a convertible bond is not bifurcated from the debt host if the bifurcated instrument with the same terms would not meet the definition of a derivative per paragraphs 6-11 of SFAS 133.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

In order to determine whether criteria (c) was met, the Company analyzed the conversion feature triggers as a group to determine if the instrument, if it were a separate instrument with the same terms, would be considered a derivative instrument. The following discussion is an analysis of the two criteria noted in paragraph 11(a) of SFAS 133, which if met, would preclude bifurcation of the conversion option.

Paragraph 11(a) of SFAS 133 indicates that instruments that are 1) indexed to an issuer’s own stock and 2) are classified in stockholder’s equity are not within the scope of SFAS 133. If the conversion feature meets the paragraph 11(a) scope exception, it would not meet the definition of a freestanding derivative and thus should not be bifurcated from the debt host.

The Company first considered whether the conversion feature is indexed to LeCroy common stock. EITF 01-6, “The Meaning of ‘Indexed to a Company’s Own Stock’,” provides guidance on the meaning of “indexed to a company’s own stock” and applies to instruments for which “settlement is based on changes in the issuing company’s stock price and one or more defined contingencies provided that once the contingencies have occurred, the instrument’s settlement amount is based solely on the issuing company’s stock.” Based on our analysis, we believe the conversion feature meets the EITF 01-6 requirements for indexation to LeCroy’s common stock, given that the feature is not based on an observable market outside of the issuer’s stock and that, once contingent events have occurred, the settlement amount is based solely on the issuer’s stock. As a result, we concluded that criteria (1) of paragraph 11(a) of SFAS 133 was met.

The Company next considered EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” Paragraph 8 of EITF 00-19 indicates that contracts that provide the issuer with the choice of settlement in cash or settlement in its own shares should be classified in equity, however additional consideration must be given to the criteria in paragraphs 12-32. As such, we analyzed paragraphs 12-32 and based on these conclusions, we believe that criteria (2) of paragraph 11(a) of SFAS 133 is met. As a result, criteria (c) of paragraph 12 of SFAS 133 is not met, and therefore we concluded the conversion feature should not be bifurcated.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

In summary, the stock conversion feature is both (1) indexed to its own stock because it meets the provisions of EITF 01-06 and (2) classified in stockholders’ equity in its statement of financial position because it meets the provisions of EITF 00-19. Therefore, the stock conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather it is considered part of the convertible notes and the instrument is one instrument, convertible debt.

14.	Share-Based Compensation, page 81

Stock Options and ESPP, page 84

7.	We note that you granted 136,826 stock options in exchange for the stock options held by the employees of Catalyst in connection with the Catalyst merger. From your disclosure, however, it is unclear how you computed the total compensation cost for the exchanged stock options. Note the exchange of share options in conjunction with a business combination is a modification under the guidance of SFAS 123 (R). Further, the total compensation cost measured at the date of modification shall be the portion of grant-date fair value of the original award plus the incremental cost resulting from the modification. Please refer to paragraphs 51 and 53 of SFAS 123 (R) and explain to us how your calculation, valuation and accounting for the exchange is in accordance with SFAS 123 (R). Revise your disclosure in future filings as necessary to clarify your accounting for this matter.

In connection with the Catalyst Merger, LeCroy assumed Catalyst’s Stock Option Plan. Pursuant to SFAS No. 123R, of the 136,826 assumed stock options granted by the Company in exchange for the stock options held by the employees of Catalyst, the fair value of 36,858 vested options or approximately $450,000 was considered part of the purchase price for Catalyst and the fair value of 99,968 unvested options or approximately $1,196,000, will be charged to compensation expense in operations as earned by employees over their remaining requisite service periods. The fair value of assumed options was determined using the Black-Scholes option pricing model in accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquiror Securities Issued in a Purchase Business Combination” and SFAS No. 123R paragraphs 51 and 53.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

The public announcement of the Catalyst Merger occurred on the same date as the closing, October 2, 2006. Upon completion of the Merger, each outstanding stock option issued by Catalyst was assumed by LeCroy and was converted into an option to purchase that number of shares of LeCroy common stock equal to the number of shares of Catalyst common stock purchasable pursuant to the Catalyst option immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole number of shares of LeCroy common stock. The exercise price per share was equal to the exercise price per share of Catalyst common stock divided by the exchange ratio, rounded up to the nearest whole cent. The Company’s assumption of the Catalyst issued options was treated as a modification, under SFAS No. 123R, of the terms of the original Catalyst grant. The same conversion formula was utilized to calculate the number of assumed options as was used in the Merger consideration and, as such, the aggregate fair value of Catalyst’s awards immediately prior to the Merger was substantially similar to the aggregate fair value of the LeCroy awards on the date of grant.

The Company will include this information in future filings in order to clarify the accounting for this matter.

Restricted Stock, page 86

8.	We note that you eliminated the deferred stock compensation related to your restricted stock upon adoption of SFAS 123 (R). Please explain to us how you accounted for unvested and outstanding restricted stock at the date of your adoption of SFAS 123 (R). Also explain to us how your accounting is in compliance with SFAS 123 (R). Revise your disclosure in future filings to clarify your accounting for this matter.

On July 3, 2005, the start of the first quarter of fiscal 2006, the Company adopted the provisions of SFAS No. 123R, which requires that the costs resulting from all share-based payment transactions be recognized in the financial statements at their fair values. With the adoption of SFAS No. 123R, as required by paragraph 74, unamortized deferred stock compensation relating to previous grants of non-vested stock of $8.6 million was credited to additional paid-in capital.

Upon adoption of SFAS No. 123(R) we recorded compensation cost for the non-vested portion of previously granted stock-based awards outstanding at the date of adoption over the requisite service periods for the individual awards based on the fair value estimated in accordance with the original provisions of SFAS No. 123, adjusted for estimated forfeitures as required by SFAS No. 123(R).

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

Compensation expense for all stock based compensation awards granted after July 3, 2005 is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes these compensation costs, net of estimated forfeitures, on a straight-line basis over the requisite service period of the award, which is generally the vesting term of four years. The Company’s estimated the forfeiture rate for the first quarter of 2006 was based on its historical experience.

The Company will include this information in future filings in order to clarify the accounting for this matter.

19.	Segment and Geographic Information, page 68

9.	Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles. See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.” Please note our comment when preparing future filings.

The Company will only present tangible assets information in future filings.

Item 9A. Controls and Procedures, page 94

10.	We note from your disclosure that your management including your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in your reports filed or submitted under the Exchange Act. Please confirm and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) of the Exchange Act.

We confirm that our management, including our Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to Company management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Jay Webb

United States Securities and Exchange Commission

March 6, 2008

The Company will include this information in future filings.

Exhibit 31.1

11.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Note that the certifications required under Exchange Act Rule 13a-14(a) must be in the exact form set forth in Item 601 (b) (31) of Regulation S-K except as otherwise indicated in Commission statements or staff interpretations. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include individual’s title.

The Company will exclude the individual’s title in future filings.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to call me at 845-578-6102.

Very truly yours,

/s/ Sean B. O’Connor
Sean B. O’Connor
Chief Financial Officer

Enclosures

cc:	Joan Paciga, KPMG LLP

Roger Feldman, Esq., Fish and Richardson